Filed by TriState Capital Holdings, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TriState Capital Holdings, Inc.
(Commission File No.: 001-35913)

The following communication was available for distribution from management, to clients of TriState Capital Bank on October 20, 2021.

October 20, 2021

To our valued clients and partners,

Thank you for your ongoing partnership over the years. Your success is our success – and we are honored to be able to serve you.

It is our pleasure to announce that TriState Capital Holdings, the parent company of TriState Capital Bank and Chartwell Investment Partners, has agreed to be acquired by Raymond James Financial, Inc.

You can learn more about this announcement by visiting our Investor Relations website, here: https://investors.tristatecapitalbank.com/news.

We are excited about how this transaction helps us help you.

This acquisition allows us to benefit from the broader balance sheet, network and support of one of the most highly-regarded diversified financial services companies in the nation – while retaining our unwavering independence and expanding our core value proposition for you, our clients.

Our businesses will remain independently managed from our Pittsburgh, PA headquarters, our clients will work with the same teams they know well, and our TriState Capital Bank brand will remain independent in the marketplace.

Jim Getz will continue as our Chairman, Brian Fetterolf will continue as our CEO, and our management team will continue as before.

Your day-to-day client experience will continue to be our highest priority and we look forward to exceeding your expectations.

Raymond James shares some of our most important values, including a long-term perspective, integrity, and putting clients directly at the center of everything we do, and every decision we make. Our cultures are highly complementary and centered around relationships.

Thank you for your ongoing support of TriState Capital Bank over the years.

The TriState Capital Bank Team

Important Information About the Transaction and Where to Find It

Raymond James intends to file a registration statement on Form S-4 with the SEC to register the shares of Raymond James common stock and preferred stock that will be issued to TriState Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of TriState Capital that also constitutes a prospectus of Raymond James. The definitive proxy statement/prospectus will be sent to the shareholders of TriState Capital in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE

TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Raymond James or TriState Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Raymond James or TriState Capital at:

Raymond James Financial
880 Carillon Parkway
Saint Petersburg, FL 33716
Attention: Investor Relations

TriState Capital Holdings
301 Grant Street, Suite 2700
Pittsburgh, PA 15219
Attention: Investor Relations

Before making any voting or investment decision, investors and security holders of Raymond James and TriState Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

Raymond James, TriState Capital, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Raymond James can be found in Raymond James's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on January 8, 2021, and other documents subsequently filed by Raymond James with the SEC. Information about the directors and executive officers of TriState Capital can be found in TriState Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 7, 2021, and other documents subsequently filed by TriState Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.